UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Reimbursement to Petrobras as a result of Operation Car Wash

Rio de Janeiro, August 28, 2018 - Petróleo Brasileiro S.A. – Petrobras, further to the Material Fact of 8/9/2018, informs about the actions that it has been implementing and the amounts that have been recovered in the context of Operation Car Wash, to provide its shareholders and other stakeholders a more detailed outlook on the efforts adopted for the protection of the interests of the company.

In addition to the amounts that have already been returned to Petrobras as a result of collaboration and leniency agreements and repatriations, above R$ 2.5 billion, the company acts in the criminal sphere, assisting prosecutors on 53 lawsuits filed by the Federal Prosecutor’s Office (MPF), always seeking its recognition as the victim of the crimes committed against it, as well as the conviction of the charged parties (individuals) in the so called “minimal damage,” which means the lowest value for compensation arising out of crimes. In the condition of victim of the offenses committed, as recognized by the Brazilian authorities, the value of this conviction will be reverted to Petrobras, after the complete closure of the judicial discussion. To date, there has already been a conviction of several charged parties, but only after the exhaustion of the appeals to higher courts will the company be entitled to enforce the collection of such amounts, currently in the approximate amount of R$ 1 billion.

In the civil sphere, Petrobras participates together with MPF and/or the Federal Government (AGU) in 16 lawsuits of administrative improbity, seeking the adequate reimbursement of the losses arising out of the acts of fraud and corruption committed against it. In such demands, Petrobras requests compensation for payments of undue advantages, as well as the return of all the profit assessed by companies as a result of the unlawful acts, which to date, considering the sum of the claims in all lawsuits, represent R$ 10.9 billion as indemnity and R$ 31.2 billion referring to the possible application of fines.

Additionally, the company has petitioned compensation for immaterial and image damages (moral damage), which, if accepted, will be defined in the sentences.

Petrobras reaffirms its commitment to continue to adopt the appropriate measures against companies and individuals who have caused damage to the company.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer